SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-121611 and 333-149063 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932 and 333-148933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: October 28, 2010

[EZCHIP LOGO]	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 201 9246

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES RECORD THIRD QUARTER 2010 RESULTS;
THIRD QUARTER REVENUES INCREASE 54%
YEAR-OVER-YEAR TO $16.4 MILLION

Yokneam, Israel, October 28, 2010 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced its results for the third quarter ended September 30, 2010.

Third Quarter 2010 Highlights

•	Third quarter revenues increased 54% year-over-year and 10% sequentially, reaching $16.4 million

•	Gross margin reached 73.7% on a GAAP basis and 76.9% on a non-GAAP basis

•	Net income was $4.5 million on a GAAP basis, 28% of revenues

•	Net income was $8.7 million on a non-GAAP basis, 53% of revenues

•	Operating cash flow of $7.0 million

•	End of quarter net cash was $93.1 million

Third Quarter 2010 Results

Total revenues in the third quarter of 2010 were $16.4 million, an increase of 54% compared to $10.7 million in the third quarter of 2009, and an increase of 10% compared to $14.9 million in the second quarter of 2010.

Net income, on a GAAP basis, for the third quarter of 2010 was $4.5 million (which included utilization of a deferred tax asset of $2.0 million) or $0.17 per share (diluted), compared to net income of $1.8 million, or $0.07 per share (diluted), in the third quarter of 2009, and net income of $2.2 million (which included utilization of a deferred tax asset of $2.7 million), or $0.09 per share (diluted), in the second quarter of 2010.

Net income, on a non-GAAP basis, for the third quarter of 2010 was $8.7 million, or $0.32 per share (diluted), compared to non-GAAP net income of $3.9 million, or $0.15 per share (diluted), in the third quarter of 2009, and non-GAAP net income of $7.1 million, or $0.26 per share (diluted), in the second quarter of 2010.

Cash, cash equivalents and marketable securities as of September 30, 2010, totaled $93.1 million, compared to $83.3 million as of June 30, 2010.  Cash generated from operations during the third quarter was $7.0 million, cash used in investing activities was $0.3 million, cash provided by financing activities (resulting from the exercise of options) was $2.8 million and an additional $0.3 million increase resulted from unrealized gains in marketable securities.

[EZCHIP LOGO]	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

First Nine Months 2010 Results

Total revenues for the nine months ended September 30, 2010 were $44.9 million, a year-over-year increase of 65% compared to $27.2 million for the nine months ended September 30, 2009. Net income on a GAAP basis for the nine months ended September 30, 2010 was $9.6 million (which include utilization of a deferred tax asset of $5.9 million), or $0.37 per share (diluted), compared to net income of $2.5 million, or $0.09 per share (diluted), for the nine months ended September 30, 2009. Net income on a non-GAAP basis for the nine months ended September 30, 2010 was $21.8 million or $0.82 per share (diluted), compared with non-GAAP net income of $8.5 million, or $0.33 per share (diluted), for the nine months ended September 30, 2009.

Eli Fruchter, CEO of EZchip commented, “The third quarter of 2010 continues our growth trend and was another record quarter for EZchip in all our financial parameters. NP-4 continued to win in the marketplace and has already accumulated over twice as many important design wins as NP-2 and NP-3 combined, garnering design wins from the vast majority of high volume CESR platforms that use high-speed merchant NPUs. Our NPA access network processor is now in production and can benefit from the transition of the access market to Ethernet, similar to the transition that took place in the high speed market. All in all we believe we have established a strong base for a continued strong growth over the long term.”

Conference Call

The Company will be hosting a conference call later today, October 28, 2010, at 10:00am ET, 7:00am PT, 3:00pm UK time and 4:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate through live webcast, please access the inevstor relations’ section of EZchip’s corporate website, http://www.ezchip.com, at least 5 minutes before the conference call commences.

To participate through dial-in, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10-15 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
International Dial-in Number (Israel): +972 3 918 0609
Israel Dial-in Number: 03 918 0609

For those unable to listen to the live call, a replay of the call will be available the day after the call under the 'Investor Relations' section of the website.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business.  The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with ASC 718 (originally issued as SFAS 123R), amortization of intangible assets, benefit from (provision for) taxes on income, and net loss (income) attributable to noncontrolling interest.  Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

[EZCHIP LOGO]	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment.  EZchip provides its customers with solutions that scale from 1-Gigabit to 200-Gigabits per second with a common architecture and software across all products.  EZchip’s network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks.  Flexibility and integration make EZchip’s solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.  For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 25, 2010 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

-- Financial Tables Follow --

[EZCHIP LOGO]	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Condensed Consolidated Statements of Operations (U.S. Dollars in thousands, except per share amounts) (Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2010	2010	2009	2010	2009

Revenues	$16,377	$14,897	$10,651	$44,862	$27,172
Cost of revenues	3,833	3,669	2,970	11,207	7,636
Amortization of purchased technology	471	495	496	1,462	1,489
Gross profit	12,073	10,733	7,185	32,193	18,047

Operating expenses:
Research and development, net	3,177	3,631	3,361	10,088	9,882
Selling, general and administrative	2,651	2,373	2,150	7,384	6,316
Total operating expenses	5,828	6,004	5,511	17,472	16,198

Operating income	6,245	4,729	1,674	14,721	1,849

Financial income, net	299	258	232	818	721
Income before taxes on income	6,544	4,987	1,906	15,539	2,570

Taxes on income	2,043	2,739	--	5,922	--

Income before noncontrolling interest	4,501	2,248	1,906	9,617	2,570

Less: Net income attributable to noncontrolling interest	--	--	(85)	--	(51)
Net income	$4,501	$2,248	$1,821	$9,617	$2,519

Net income per share:
Basic	$0.18	$0.09	$0.08	$0.38	$0.11
Diluted	$0.17	$0.09	$0.07	$0.37	$0.09
Weighted average shares used in per share calculation:
Basic	25,421,522	25,093,667	23,357,356	25,080,837	23,350,765

Diluted	26,524,702	26,193,255	23,363,095	25,810,870	23,364,395

[EZCHIP LOGO]	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Reconciliation of GAAP to Non-GAAP Measures (U.S. Dollars in thousands, except per share amounts) (Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2010	2010	2009	2010	2009

GAAP gross profit	$12,073	$10,733	$7,185	$32,193	$18,047
Stock-based compensation	58	59	51	169	144
Amortization of purchased intangible assets	471	495	496	1,462	1,539

Non-GAAP gross profit	$12,602	$11,287	$7,732	$33,824	$19,730

GAAP gross profit as percentage of revenues	73.7%	72.0%	67.5%	71.8%	66.4%
Non-GAAP gross profit as percentage of revenues	76.9%	75.8%	72.6%	75.4%	72.6%

GAAP operating expenses	$5,828	$6,004	$5,511	$17,472	$16,198
Stock-based compensation:
Research and development	(754)	(737)	(676)	(2,159)	(2,042)
Selling, general and administrative	(677)	(617)	(543)	(1,870)	(1,551)
Amortization of purchased intangible assets
Selling, general and administrative	(194)	(193)	(210)	(580)	(630)

Non-GAAP operating expenses	$4,203	$4,457	$4,082	$12,863	$11,975

GAAP operating income	$6,245	$4,729	$1,674	$14,721	$1,849

Non-GAAP operating income	$8,399	$6,830	$3,650	$20,961	$7,755

GAAP net income	$4,501	$2,248	$1,821	$9,617	$2,519
Stock-based compensation	1,489	1,413	1,270	4,198	3,737
Amortization of purchased intangible assets	665	688	706	2,042	2,169
Taxes on income*	2,043	2,739	--	5,922	--
Net income attributable to noncontrolling interest	--	--	85	--	51

Non-GAAP net income	$8,698	$7,088	$3,882	$21,779	$8,476

Non-GAAP net income per share - Diluted	$0.32	$0.26	$0.15	$0.82	$0.33
Non-GAAP weighted average shares - Diluted**	27,130,452	26,816,945	23,467,558	26,427,024	23,452,991

*
Taxes on income represent the non-cash utilization of a deferred tax asset with respect to the Company's estimate of its accumulated taxable income in accordance with ASC 740 (originally issued as SFAS 109).  Once the Company completes the utilization of the deferred tax asset, the Company expects to be exempt from Israeli companies taxes for at least ten years due to benefits provided to the Company pursuant to the Company's Israeli approved and privileged enterprise programs.

**
In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with ASC 718 (originally issued as SFAS 123R).

[EZCHIP LOGO]	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Condensed Consolidated Balance Sheet (U.S. Dollars in thousands)

	September 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents and marketable securities	$93,134	$67,238
Trade receivables, net	7,265	6,340
Other receivables	1,538	6,065
Inventories	3,609	1,533
Deferred tax asset, net	5,421	6,038
Total current assets	110,967	87,214

NON CURRENT ASSETS:
Severance pay fund	4,792	4,099
Long term deferred tax asset	344	5,571
Long term investment and others	305	--
Total non current assets	5,441	9,670

PROPERTY AND EQUIPMENT, NET	350	394

Goodwill	96,276	96,276
Intangible assets, net	1,826	3,869

TOTAL ASSETS	$214,860	$197,423

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$2,486	$1,963
Other payables and accrued expenses	5,847	10,218
Total current liabilities	8,333	12,181

LONG TERM LIABILITIES:
Accrued severance pay	5,644	4,779

SHAREHOLDERS’ EQUITY:
Share capital	147	140
Additional paid-in capital	267,807	257,078
Accumulated other comprehensive income	574	507
Accumulated deficit	(67,645)	(77,262)
Total shareholders’ equity	200,883	180,463

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$214,860	$197,423

[EZCHIP LOGO]	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Selected Condensed Consolidated Cash Flow Data (U.S. Dollars in thousands) (Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2010	2010	2009	2010	2009

Cash flows from operating activities:

Net income	$4,501	$2,248	$1,821	$9,617	$2,519
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	712	738	753	2,191	2,323
Decrease (increase) in trade and other receivables, net	(1,199)	14	(1,100)	3,810	(296)
Decrease (increase) in inventory	(922)	(835)	1,149	(2,076)	1,725
Decrease in deferred tax asset	2,011	2,739	--	5,859	--
Increase (decrease) in trade payables and other accrued liabilities, net	403	1,330	825	(3,469)	1,193
Stock-based compensation	1,489	1,413	1,270	4,198	3,737
Net income attributable to noncontrolling interest	--	--	85	--	51

Net cash provided by operating activities	6,995	7,647	4,803	20,130	11,252

Cash flows from investing activities:

Purchase of property and equipment	(46)	(46)	(17)	(311)	(94)
Long term investment and others	(200)	--	--	(200)	--

Net cash used in investing activities	(246)	(46)	(17)	(511)	(94)

Cash flows from financing activities:

Proceeds from issuance of share capital	--	--	--	1,072	--
Proceeds from exercise of options	2,795	745	158	5,098	279

Net cash provided by financing activities	2,795	745	158	6,170	279

Unrealized gain (loss) on marketable securities, net	288	(93)	253	107	1,005

Increase in cash, cash equivalents and marketable securities	9,832	8,253	5,197	25,896	12,442
Cash, cash equivalents and marketable securities at the beginning of the period	83,302	75,049	55,360	67,238	48,115
Cash, cash equivalents and marketable securities at the end of the period	$93,134	$83,302	$60,557	$93,134	$60,557